FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711


05007411



FOSTER'S
GROUP
Inspiring Global Enjoyment

4 April 2005

Fosters Brewing

SUPPL

Foster's Extends Takeover Offer for Southcorp

Foster's Group Limited (Foster's) today announced that its offer for Southcorp Limited (Southcorp) has been extended by two weeks and is now scheduled to close at 5:00pm Melbourne time on Thursday 28 April 2005.

A shareholder letter and formal notice extending the offer period is attached.

Foster's maintains that its offer of $4.14 cash per share is an outstanding price for Southcorp shareholders.

Ends

Further information:

Media
Lisa Keenan
Director - External Communications
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Vice President - Investor Relations
Tel: +61 3 9633 2685
Mob: 0417 033 623


SEC MAIL
RECEIVED
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APR 19 2005
WASH. D.C.
202
SECTION

dlw 4/25

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

4 April 2005

Dear Southcorp shareholder,

FOSTER'S OFFER FOR SOUTHCORP EXTENDED

I am writing to inform you that Foster's Group Limited (Foster's) offer for Southcorp Limited (Southcorp) has been extended so that the offer is now scheduled to close at 5:00pm Melbourne time on **Thursday 28 April 2005**. Overleaf is a formal notice extending the offer period and varying the terms of the offer accordingly.

Foster's offer of $4.14 cash per share is an outstanding price for Southcorp shareholders and I urge you to accept. To do so, simply follow the instructions set out on the acceptance form sent to you with the Bidder's Statement.

If you have any questions, please do not hesitate to contact the offer enquiry line on 1800 101 769 from Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.


SEC MAIL PROCESSING
RECEIVED
APR 19 2005
WASH. D.C. 202 SECTION

Yours sincerely



Frank Swan
Chairman, Foster's Group Limited

Notice of extension of the Offer Period

To: Southcorp Limited (**Southcorp**) and each person to whom an offer has been made (**Offer**) under the bidder's statement dated 18 January 2005 (**Bidder's Statement**) by Beringer Blass Wines Pty Ltd (**BBW**).

1 Extension of the Offer

BBW gives notice under sections 630(2) and 650D of the Corporations Act and ASX Listing Rule 3.2 that:

(a) it varies the Offer by extending the period during which the Offer will remain open by a further 14 days so that the Offer will now close at 5pm (Melbourne time) on 28 April 2005;

(b) the new date for giving the notice of the status of the conditions of the Offer will be 20 April 2005;

(c) the following conditions of the Offer have either been fulfilled or waived as at the date of this notice:

(i) ACCC - section 2.12(b) of the Bidder's Statement;

(ii) Hart-Scott-Rodino (USA) - section 2.12(c) of the Bidder's Statement;

(iii) Competition Act (Canada) - section 2.12(d) of the Bidder's Statement;

(iv) Investment Canada Act - section 2.12(e) of the Bidder's Statement; and

(v) European Commission Approval - section 2.12(f) of the Bidder's Statement;

(d) BBW and its associates had a relevant interest in 18.8% of the ordinary shares of Southcorp when the Offer was made; and

(e) BBW and its associates have a relevant interest in approximately 19.1% of the ordinary shares of Southcorp.

2 Right of withdrawal

In accordance with section 650E of the Corporations Act, as this extension of the Offer results in a total extension of the Offer by more than 1 month, those shareholders who have validly accepted the Offer on or before the date of this notice may withdraw their acceptance by giving notice to BBW within 1 month of the day after the day on which they receive a copy of this notice.

3 Previous variation

The Offer was previously varied by notices dated 7 March 2005 and 23 March 2005.

4 ASIC

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 4 April 2005. ASIC takes no responsibility for the contents of this notice.

DATED: 4 April 2005

Signed for BBW by Mr Frank Swan and Mr Trevor O'Hoy, being directors of BBW who are authorised to sign this notice pursuant to a resolution passed by the directors of BBW.



Frank Swan
Director



Trevor O'Hoy
Director



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/04/2005

TIME: 12:32:18

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FGL extends Takeover Offer for SRP


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